FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 10, 2015

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

 Earnings Release

For the quarter ended September 30, 2015

São Paulo, November 5, 2015 – BrasilAgro (BM&FBOVESPA: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the quarter ended September 30, 2015. The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

    Net Revenue of R$67.2 million in 1Q16.

    Net Income of R$44.5 million in 1Q16.

    Adjusted EBITDA of R$10.4 million in 1Q16.

    Transformed area estimated at approximately 6,000 hectares in the 2015/16 harvest year.

    Estimated planted area of 64,300 hectares in the 2015/16 harvest year.

    Approval of dividend payments totaling R$1.3977 per share.

    We registered the title deed of Alto Taquari Farm.

Message from Management

Last September, we reported the Company’s best ever result for the year ended June 30, 2015, a cause for celebration and the crowning moment of the combination of agricultural operations, property management and austerity.

However, we have to be aware that, while farm sales generate exceptional results, it also leads to operational fluctuations. In other words, may generate in the short-term a reduction in planted area and average yields. But we have to accept this aspect with tranquility, given that it is an integral part of our business model.

In the 2015/16 harvest year, we intend to plant 64,300 hectares in the Brazilian farms and in Cresca, in Paraguay. We have increased our sugarcane area by leasing 4,263 hectares, 3,400 of which already planted and currently being harvested, allowing rapid cash generation for the Company. We also plan to transform around 6,000 hectares, 4,000 of which in Brazil and 2,000 in Paraguay.

We closed the first quarter of the 2015/16 harvest year (1Q16) with Net Income of R$44.5 million, Adjusted EBITDA of R$10.4 million and Net Revenue of R$67.2 million, reflecting the quarterly sale of 561,800 tons of agricultural products (soybean, corn and sugarcane) and a financial result of R$63.5 million.

On October 28, a meeting of the Company’s shareholders approved the payment of dividends of R$1.3977 per share and elected the members of the Board of Directors and Fiscal Council.

We are passing through an extremely delicate period in Brazil’s economy and we are consequently taking all possible precautions in regard to the conduct of our business. But we are in a favorable position with our strengthened cash to undertake major investments. More than ever, this moment of crisis will bring great opportunities, leading the Company to a position of even greater prominence in Brazil’s agricultural sector.

2 | Release 1Q16

Operating Performance

    Development of Areas

  During the 2015/16 harvest year we intend to transform approximately 6,000 hectares, 4,000 of which in Brazil and 2,000 in Paraguay, representing average growth of 40%. We also have a land bank of 49,000 hectares (including 50% of the Cresca area owned by BrasilAgro).

    Property Portfolio

  On the date of this release, the Company’s property portfolio consisted of 253,342 hectares across five Brazilian states and Paraguay, as shown in the table below:

1- BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests. involving up to 10,000 hectares.
2- BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
3- Total property area, BrasilAgro has a 50% equity interest in Cresca S.A

On September 17, 2015 the title deed of the Alto Taquari Farm was executed, triggering full payment of the property on the same date, totaling R$27.4 million.

    Agricultural Operations

Up to the publication of this release, our estimated planted area for the 2015/16 harvest year is 50,681 hectares, composed of soybean, corn, sugarcane, and pasture.

3 | Release 1Q16

The table bellow shows the breakdown of planted area by farm:

Planted Area	Sugarcane	Soybean	Corn	Pasture	Other	2nd Corn Crop	Total
Jatobá Farm		9,930	2,000		800		12,730
Alto Taquari Farm	3,190						3,190
Araucária Farm	4,020						4,020
Chaparral Farm		13,786					13,786
Preferência Farm				5,953			5,953
Partnership II Farm		7,487				686	8,173
Partnership III Farm	2,829						2,829
Total 15/16	10,039	31,203	2,000	5,953	800	686	50,681

In addition to the 50,681 hectares that we intend to plant in Brazil, we also plan to plant 13,655 hectares in Cresca, in Paraguay, giving a total of 64,336 hectares.

•        Grains

Planting of the 2015/16 crop will take place in November and December in the Jatobá, Chaparral and Parceria II Farms in the states of Bahia and Piauí.

•        Sugarcane

The Company entered into a partnership to explore 4,263 hectares in the municipalities of Alto Taquari and Alto Araguaia, in the state of Mato Grosso (“Partnership III”). These areas are close to Alto Taquari Farm and will use of the operational structure and team already present in the region.

The Alto Taquari, Araucária and Partnership III Farms are entirely planted with sugarcane and are currently in the harvest period. In 1Q16, we delivered 513,600 tons to Brenco in accordance with the exclusive supply contract with Brenco.

The chart below shows the sugarcane results appropriated in the sugarcane harvest year and in the Company’s fiscal year:

Sugarcane harvest year results	January 1 to September 30
	2015	2014
Tons harvested	755,415	512,271
Hectares harvested	7,699	5,138
TCH - Harvested Tons per Hectares	98.12	99.69

Sugarcane fiscal year results	July 01 to September 30
	2014/2015	2013/2014
Tons harvested	513,644	377,111
Hectares harvested	5,380	3,875
TCH - Harvested Tons per Hectares	95.47	97.33

•        Pastagem

The Preferência Farm has 5,953 hectares of pasture, which are leased to third parties for cattle raising.

4 | Release 1Q16

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

     EBITDA e EBITDA Ajustado

EBITDA (R$ thousand)	1Q16	1Q15	Change
Gross Profit	12,531	7,954	57.5%
Selling expenses	(626)	(848)	-26.2%
General and administrative expenses	(7,091)	(7,076)	0.2%
Other operating income/expenses, net	(85)	(1,343)	-93.7%
Depreciation and amortization	5,993	6,618	-9.4%
EBITDA	10,722	5,305	102.1%

Adjusted EBITDA (R$ thousand)	1Q16	1Q15	Change
Gross Profit	12,531	7,954	57.5%
Elimination of gains on biological assets (grains and sugarcane planted)	2,287	(3,451)	n.a.
Selling expenses	(626)	(848)	-26.2%
General and administrative expenses	(7,091)	(7,076)	0.2%
Other operating income/expenses, net	(85)	(1,343)	-93.7%
Derivatives Results	(1,748)	2,219	n.a.
Adjusted Depreciations [1]	5,787	4,005	44.5%
EBITDA Cresca[2]	(676)	3,997	n.a.
Adjusted EBITDA	10,380	5,457	90.2%

1- Adjusted Depreciation includes depreciation of harvested grains and sugarcane.

2- Considers 50% of Cresca’s EBITDA.

EBITDA is calculated as gross profit adjusted by general, administrative, and selling expenses, other operating revenue and depreciation expenses. Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains) and adjusting for the harvest’s derivative results and depreciation expenses, including depreciation of fixed assets of the farms and administrative installations, developed areas and permanent crops.

5 | Release 1Q16

Income Statement

    Net Revenue from the Sale of Agricultural Products

Net Revenue (R$ R$ thousand)	1Q16	1Q15	Change
Total	61,575	50,709	21.4%
Soybean	16,459	17,246	-4.6%
Corn	9,547	6,943	37.5%
Sugarcane	34,398	25,318	35.9%
Leasing	527	317	66.0%
Services	234	136	73%
Others	410	750	-45%

Tons	1Q16	1Q15	Change
Total	561,809	418,811	34.1%
Soybean	17,127	18,701	-8.4%
Corn	29,952	22,949	30.5%
Sugarcane	513,644	377,111	36.2%
Others	1,085	50	n.a

In 1Q16, net revenue from sales totaled R$61.5 million, an increase of 21.4% over the same period in the previous year.

Soybean revenue fell by 4.6% over 1Q15, from R$17.2 million, from the sale of 18,700 tons at R$922.16 per ton, to R$16.5 million from the sale of 17,100 tons at R$961.00 per ton.

Corn revenue increased by 37.5% year-over-year, from R$6.9 million, from the sale of 22,900 tons at R$302.52 per ton, to R$9.5 million from the sale of 29,900 tons at R$318.74 per ton.

Sugarcane revenue in 1Q16 grew by 35.9% over 1Q15, from R$25.3 million, from the sale of 377,100 tons at R$67.14 per ton, to R$34.4 million from the sale of 513,600 tons at R$66.77 per ton. The reduction in the per-ton sugarcane price was due to the 5% decline in the amount of TRS (total recoverable sugar) per ton harvested, from 142.87 kg/ton, in 1QT15, to 135.69 kg/ton.

Leasing revenue in 1Q16 totaling R$527,000 came from the leasing to third parties of areas in the Preferência and Jatobá (terminated in July 2015), net of taxes.

Revenue from services of R$234,000 in 1Q16 came from an advisory services provision agreement related to the development of land owned by Cresca.

Other sales revenue of R$410,000 in 1Q16 refers to the sale of inputs (seeds, fertilizers and other) related to areas that were not planted in the 2014/15 harvest year.

6 | Release 1Q16

    Biological Assets

Biological Assets and Agricultural Products (R$ thousand)	Soybean 15/16	Corn 15/16	2 nd Corn Crop 14/15	Sugar cane	Gain / Loss in 09/30/2015
Gain and loss on agricultural products	-		245	5,074	5,319
Gain and loss on biological assets	1,730	123	(255)	(2,032)	(435)
Change on biological assets fair value	1,730	123	(10)	3,042	4,884

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Agricutural Products (R$ thousand)	Corn (crop) 15/16	Sugar cane	Gain / Loss in 30/09/15

Area (hectares)	1,787	5,380	7,167
Production (Tons)	7,127	513,644	520,771
Productivity (Ton./ha)	3.99	95.47	72.66
Fair Value (R$)	1,985	32,956	34,942
Cost of Production (R$)	(1,740)	(27,883)	(29,623)
Gain and loss on agricutural products (R$)	245	5,074	5,319

Biological assets correspond to agricultural products in formation (not yet harvested), measured at the net present value of the expected cash flow from these products. The calculation of fair value considers the best estimates in relation to sales prices, discount rates, direct and indirect costs, leasing, yields and selling expenses.

Gains or losses from the variation in the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal, as well as write-offs arising from the harvesting of the agricultural products.

Since sugarcane crops consist of various harvest cycles, changes in the assumptions regarding these factors may affect the recognized fair value of the biological assets.

The table below shows the results of the sugarcane harvest (April to November):

7 | Release 1Q16

Year ended June, 2015	Crop 2014	Crop 2015	Total
Net Revenues	38,876	14,049	52,925
Cost of Sales	(37,378)	(15,421)	(52,799)
Gain (loss) of agriculture products	5,146	3,183	8,329
Profit	6,645	1,811	8,455

Tons harvested	588,432	241,771	830,204

Year ended September, 2015	Crop 2014	Crop 2015	Total
Net Revenues		34,398	34,398
Cost of Sales		(30,322)	(30,322)
Gain (loss) of agriculture products		5,074	5,074
Profit	-	9,150	9,150

Tons harvested		513,644	513,644

    Impairment

A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses.

On September 30, 2015, the amount recognized corresponded to a reversal of R$770,000, due to the period increase in the market price of corn.

    Cost of Goods Sold

(R$ thousand)	1Q16	1Q15	Change
Total of cost of goods sold	(54,698)	(48,555)	12.7%
Soybean	(14,692)	(16,949)	-13.3%
Corn	(8,747)	(6,418)	36.3%
Sugar cane	(30,322)	(24,232)	25.1%
Leasing	(827)	(861)	-3.9%
Others	(109)	(95)	14.5%

In 1Q16, the cost of goods sold (COGS) came to R$54.7 million. Due to the fair value adjustments of agricultural products, period changes in costs are directly linked to the market price of commodities at the time of harvest.

In 1Q16, total soybean COGS decreased by 13.3% year-over-year, from R$16.9 million, from the sale of 18,700 tons at R$906.30 per ton, to R$14.7 million from the sale of 17,100 tons at R$857.82 per ton.

Total corn COGS increased by 36.3% year-over-year, from R$6.4 million, from the sale of 22,900 tons at R$279.66 per ton, to R$8.7 million from the sale of 29,900 tons at R$292.04 per ton.

Total sugarcane COGS increased by 25.1% over the previous year, from R$24.2 million, from the sale of 377,100 tons at R$64.26 per ton, to R$30.3 million from the sale of 513,600 tons at R$59.03 per ton.

8 | Release 1Q16

    Selling Expenses

(R$ thousand)	1Q16	1Q15	Change
Selling expenses	(626)	(848)	-26.2%
Freight	(25)	(145)	-82.4%
Storage and Processing	(563)	(376)	49.7%
Others	(37)	(327)	-88.6%

In 1Q16, selling expenses totaled R$626,000, 26.2% down on 1Q15.

Storage and processing expenses refer to expenditures with silos on Bahia in 1Q16 and silo on Piaui in 1Q15, wich was sold in June 2015.

    General and Administrative Expenses

(R$ thousand)	1Q16	1Q15	Change
General and administrative expenses	(7,091)	(7,076)	0.2%
Depreciations and amortizations	(213)	(336)	-36.6%
Personnel expenses	(5,013)	(4,401)	13.9%
Expenses with services provider	(431)	(914)	-52.8%
Leases and Rents	(238)	(232)	2.6%
Others expenses	(1,196)	(1,193)	0.3%

In 1Q16, general and administrative expenses did not change in relation to the same period in the previous year.

The increase in personnel expenses of 13.9% was due to the payment of the difference between actual bonus payments and the amount provisioned for this purpose and the reduction in expenses from services provided was mainly due to the renegotiation of service provision contracts and the organizational restructuring.

Other expenses primarily refer to expenses with travel, telephone, building maintenance and systems.

    Other Operating Income / Expenses

	1Q16	1Q15	Chenge
Other operating income/expenses	(85)	(1,343)	-93.7%
Gain/Loss on sale of fixed assets	(15)	(798)	-98.1%
Provisions for lawsuits	(1,040)	(549)	89.6%
Alto Taquari Farm	1,038	-	n.a.
Others	(68)	3	n.a.

In 1Q16, we recognized other operating expenses of R$85,000. This amount is composed mainly by the provision for contingencies in the amount R$1.0 million and by the balance between the discount obtained in the final payable of Alto Taquari Farm of R$2.3 million and the provision for expenses related to the environmental regularization process estimated at R$1.2 million.

9 | Release 1Q16

    Financial Result

(R$ thousand)	1Q16	1Q15	Change
Interest	(1,190)	(2,976)	-60.0%
Monetary variations	(666)	(688)	-3.2%
Foreign exchange variations on liabilities	12,038	58	n.a.
Unwind of present value adjustment	5,436	(1,220)	n.a.
Results with derivatives	39,052	7,490	421.4%
Others finalcial income / expenses	8,834	2,977	196.7%
Total	63,504	5,641	1025.8%

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the impact of the monetary variation on the amount payable from the acquisition of the Alto Taquari and Nova Buriti Farms; (iii) the impact of the U.S. dollar exchange variation on the offshore account and Cresca’s receivables, (iv) the present value of Cremaq, Araucária and São Pedro Farms’ sales receivables, fixed in soybean bags; (v) the result from hedge operations; and (vi) bank fees and expenses and returns on cash investments with the FIM Guardian fund, Banco Itaú and Banco BTG Pactual.

Monetary variations refer to the amount payable for the acquisition of the Nova Buriti Farm, which is adjusted by the IGPM general market price index.

Foreign exchange variations refer to margin deposits as collateral for derivative transactions with offshore brokerage houses and Cresca’s receivables.

The increase in the gain (loss) line was mainly due to the impact of the adjustment to fair value of receivables from farms denominated in soybean.

The derivatives result mainly reflects the impact of the exchange variation on cash, which was dollarized in order to maintain purchasing power in regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. currency.

10 | Release 1Q16

    Derivative Operations

             Our risk policy primarily aims to hedge the company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

•        Estimated gross margin based on the current price scenario.

•        Standard deviation from the estimated gross margin for different pricing strategy scenarios.

•        Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

•        Comparison between current estimates and the Company’s budget.

•        Comparison of the estimated gross margin and the historical average.

•        Market expectations and trends.

•        Tax aspects.

Hedge Position on October 30, 2015.

Crop	Soybean			FX
	Volume 1	% de hedge 2	Price (USD/bu. )	Volume	% de hedge 3	BRL/USD
15/16	93,793 ton	64.11%	9.20	U$ 28,674	66.16%	3.99

1- Net pruduction volume estimated + receivables from farm sales.
2- Percentage of volume in tons of soybean locked in.
3- Percentage of expected revenue in USD.

11 | Release 1Q16

Balance Sheet

    Allocation of net income and dividend distribution

At the Annual and Extraordinary Shareholders’ Meeting held on October 28, 2015, was  approved distribution of dividends in the amount of R$ 1.3977 per share.

    Cash and Cash Equivalents

Cash and Cash equivalents	09/30/2015	06/30/2015	Change
Cash and Cash equivalents	124,334	75,620	64%
Cash and Banks	11,706	12,560	-7%
Repurchase agreements	63,326	26,302	141%
Bank deposit certificates	49,302	36,758	34%
Markable securities	154,596	273,258	-43%
Not exclusive investment funds quotas	108,427	69,300	56%
Restricted financial investments	46,169	203,958	-77%
Total	278,930	348,878	-20%

The Company closed 1Q16 with a cash position of R$279.0 million, R$69.9 million less than in the same period the year before due to payment of the Alto Taquari Farm totaling R$27.4 million and the amortization of loans and financing amounting to R$46.9 million.

Securities refer to investments in the exclusive FIM Guardian investment fund, managed by BTG Pactual.

    Indebtedness

The table below shows our short and long-term loans and financing position on June 30, 2015 and September 30, 2015.

Loans and Financing (R$ thousand)	Expiration(Position in 09/30/2015)		09/30/2015	09/30/2015	Change
Short term
Financiamento de Custeio Agrícola	Aug - 15	7,51 à 15,12	-	25,595	-100.0%
Financiamento Projeto Bahia	Sep - 16	TJLP + 3,45 e 4,45 / SELIC + 3,45 / Pré 4,00 a 8,50	11,586	9,469	22.4%
Capital de Giro	Sep - 15	1,6905 + Var. Cambial / CDI 83,48	-	9,898	-100.0%
Financiamento de Máquinas e Equipamentos	Sep - 16	TJLP + 5,50 à 8,70	667	943	-29.3%
Financiamento de cana-de-açúcar	Aug - 16	TJLP + 3,00 à 4,40	7	1,620	-99.6%
Arrendamento Financeiro Canavial - Parceria III	Aug - 16	6.92%	2,797	3,375	-17.1%
			15,057	50,900	-70.4%
Long term
Financiamento de cana	Feb - 20	TJLP + 3,00 à 4,40	1,711	1,716	-0.3%
Financiamento de Máquinas e Equipamentos	Nov - 16	TJLP + 5,50 à 8,70	16	113	-85.8%
Financiamento Projeto Bahia	Oct - 20	TJLP + 3,45 e 4,45 / SELIC + 3,45 / Pré 4,00 a 8,50	46,458	53,149	-12.6%
Arrendamento Financeiro Canavial - Parceria III	Nov - 18	6.92%	3,023	4,201	-28.0%
			51,208	59,179	-13.5%
Total			66,265	110,079	-39.8%

12 | Release 1Q16

The bulk of the Company’s debt is denominated in Reais and its characteristics and conditions are defined in agreements with government development banks, which transfer the loans either directly or indirectly. There are also dollar-denominated loans whose conditions are defined in agreements with local commercial banks.

On June 30 and September 30, 2015, the balance of loans and financing was R$110.0 million and R$66.2 million, respectively. The reduction being due to amortizations totaling R$46.9 million.

On September 17, 2015 the title deed of the Alto Taquari Farm was executed, triggering full payment of the property on the same date. On September 30, 2015, the balance of accounts payable on acquisitions was R$20.2 million.

Acquisitions payable (R$ thousand)	09/30/2015	06/30/2015	Change
Alto Taquari Farm	-	29,023	-100.0%
Nova Buriti Farm	20,203	19,817	1.9%
Total	20,203	48,840	-58.6%

    Properties for Investment

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them. Once we acquire our rural properties, we begin to implement high-value-added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

13 | Release 1Q16

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

Farm	Acquisition value	Buildings and improvements	Opening area	Construction in progress	Properties for Investment
Initial Balance	202,447	13,084	61,745	11,071	288,347
In June 30, 2015
Acquisitions	469	7	-	285	761
Reductions	-	-	-	(12)	(12)
(-) Depreciation/ Amortization	-	(157)	(2,638)	-	(2,795)
In September 30, 2015	202,916	12,934	59,107	11,344	286,301

* Excludes sugarcane investments

Cresca will be booked as a joint venture and therefore recognized as an investment and its result as equity income.

14 | Release 1Q16

    Operating Performance

Cresca has a total area of 117,307 hectares, 58,654 of which arable. BrasilAgro retains a 50% share of Cresca’s capital and is responsible for all the operational management of the property through a Management Fee contract.

The property has 2,000 hectares under development and during the 2015/16 harvest year we expect to plant 13,655 hectares, 7,011 of which with soybean. 3,487 with corn, 904 with poaceous crops (cover crops) and 2,235 hectares of pasture.

•        Grains

Planting of the 2015/16 crop will take place in November and December

•        Cattle

We began the year with 1,536 head of cattle, distributed through 1,070 hectares of active pasture. We also concluded the formation of another 1,595 hectares which will be opened to livestock in the next months, doubling the property’s stocking rate in 2015/16.

The stocking rate in the 2014/15 harvest year was 1.20 AU/ha (Animal Unit - 450 kg of live weight) with an average daily weight gain of around 500 grams per animal.

Also, we have increased the feedlot and achieved an average of 900 head of cattle, with an average daily weight gain of 1.45kg/day.

15 | Release 1Q16

    Financial Performance

In July 2014, we sold 24,624 hectares of land at Cresca S.A. generating a R$3.4 million write-down in the Company’s results, referring to the difference between the fair value of the land (surplus value recognized by BrasilAgro on the acquisition of Cresca S.A.) and its book value.

Financial Statements - R$ thousand	1Q16	1Q15	Variação
Revenues from grains	1,695	2,446	-30.7%
Revenues from farm sale	1,508	31,190	-95.2%
Other revenues	49	17	188.2%
Net Sales Revenue	3,252	33,654	-90.3%
Change in fair value of biological assets and agricultural products	2,874	880	226.6%
Impairment	528	69	665.2%
Net Revenue	6,654	34,603	-80.8%
Cost of agricultural products sale	(3,108)	(2,024)	53.6%
Cost of livestock sale	(2,554)	(1,672)	52.8%
Cost of farm sale	(640)	(20,023)	-96.8%
Gross Profit (loss)	351	10,885	-96.8%
Selling expenses	(416)	(1,074)	-61.3%
General and administrative expenses	(678)	(662)	2.4%
Depreciations and amortizations	(20)	(15)	33.3%
Personnel expenses	(320)	(382)	-16.2%
Expenses with services provider 1	(309)	(217)	42.4%
Leases and Rents	(23)	(15)	53.3%
Others expenses	(7)	(32)	-78.1%
Other operating income/expenses, net	(22)	(2)	1000.0%
Financial result	(2,886)	(2,911)	-0.9%
Financial income	564	301	87.4%
Financial expenses	(3,450)	(3,211)	7.4%
Profit (loss) before income and social contribution taxes	(3,652)	6,236	n.a.
Income and social contribution taxes	-	(1,220)	-100.0%
Profit (loss) for the period	(3,652)	5,016	n.a.
BrasilAgro Interest	50%	50%
BrasilAgro results	(1,826)	2,508	n.a.
W rite-off of Company s fair value due to disposal of farm in Cresca	-	(3,426)	-100.0%
Amortization of fair value adjustment on the acquisition date (shareholder s loans)	78	76	2.6%
BrasilAgro results - Equity pick up	1,748	(842)	n.a.

16 | Release 1Q16

Balance Sheet (R$ thousand)	Cresca	W rite - Off	BrasilAgro
	(09/30/2015)	(09/30/2015)	(09/30/20015)
Assets
Current assets
Cash and Cash equivalents	2,208	-	2,208
Trade accounts receivable	18,633	-	18,633
Inventories	7,681	-	7,681
Biologial assets	7,772	-	7,772
Recoverable taxes	4,189	-	4,189
Other assets	-	271	271
	40,483	271	40,754

Non-current assets
Investment properties	211,417	107,645	319,061
Property, plant and euipment	1,469	-	1,469
	212,886	107,645	320,530

Total assets	253,369	107,916	361,284
Liabilities and Equity
Current liabilities
Trade accounts payable	2,096	-	2,096
Labor obligations	214	-	214
Transactions with related parties	16,079	-	16,079
	18,389	-	18,389

Non-current liabilities
Taxes payable	-	7,572	7,572
Transactions with related parties	82,357	1,471	83,828
	82,357	9,043	91,400

Total equity	152,623	98,872	251,495

Total liabilities and equity	253,369	107,916	361,284
BrasilAgro Interest			50%
BrasilAgro Investment			125,748

The Company records as an investment its 50% interest in Cresca S.A. totaling R$125.7 million.

17 | Release 1Q16

Corporate Governance

     Shareholders Meeting

On October 28, the Annual Shareholders’ Meeting approved the Company’s accounts, the allocation of net income and dividend distribution, set the Company’s management annual overall compensation and elected members of the Board of Directors and the Fiscal Council.

Board of Directors
Name	Position
Eduardo S. Elsztain	Chairman
Alejandro G. Elsztain	Director
David Alberto Perednik	Director
Gabriel Pablo Blasi	Director
Saul Zang	Director
Fábio Schuler Medeiros	Independent Director
Isaac Selim Sutton	Independent Director
João de Almeida Sampaio Filho	Independent Director
Ricardo de Santos Freitas	Independent Director

Fiscal Council
Name	Position
Fabiano Nunes Ferrari	Sitting Member
Débora de Souza Morsh	Sitting Member
Ivan Luvisotto Alexandre	Sitting Member
Daniela Gadben	Alternate Member
Luciana Terezinha Simão Villela	Alternate Member
Marcos Paulo Passoni	Alternate Member

     Treasury Shares

Since the beginning of the buyback program in June 2015 to October 30, 2015, we acquired 747,400 shares, of which 233,689 shares were transferred to the Directors in the exercise of stock options that were granted to them. The balance of 513,711 shares is held as treasury shares.

18 | Release 1Q16

Capital Market

     Share Performance

On November 4, 2015, BrasilAgro’s shares (AGRO3) were quoted at R$11.19, giving a market cap of R$651.5 million, while its ADRs (LND) were quoted at US$2.95.

19 | Release 1Q16

Definitions

2013/2014 Harvest year – fiscal year begun on July 1, 2013 and ended June 30, 2014.

1Q15 – quarter ended September 30, 2015.

Harvest 2014/2015 – fiscal year begun in July 1, 2014 and ended June 30, 2015.

1Q16 – quarter ended September 30, 2016.

2015/2016 Harvest year – fiscal year begun on July 1, 2015 and ending June 30, 2016.

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro’s businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management’s expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

20 | Release 1Q16

Income Statement

(R$ thousand)	1Q 16	1Q 15	Change
Revenues from grains	27,840	25,758	8.1%
Revenues from sugarcane	35,285	26,002	35.7%
Revenues from leasing	1,249	386	223.6%
Other revenues	1,213	1,178	3.0%
Deductions from gross revenue	(4,012)	(2,615)	53.4%
Net Sales Revenue	61,575	50,709	21.4%
Change in fair value of biological assets and agricultural products	4,884	7,774	-37.2%
Impairment	770	(1,973)	n.a.
Net Revenue	67,229	56,510	19.0%
Cost of agricultural products sale	(54,698)	(48,556)	12.6%
Gross Profit	12,531	7,954	57.5%
Selling expenses	(626)	(848)	-26.2%
General and administrative expenses	(7,091)	(7,076)	0.2%
Depreciations and amortizations	(213)	(336)	-36.6%
Personnel expenses	(5,013)	(4,401)	13.9%
Expenses with services provider	(431)	(914)	-52.8%
Leases and Rents	(238)	(232)	2.6%
Others expenses	(1,196)	(1,193)	0.3%

Other operating income/expenses, net	(85)	(1,343)	-93.7%

Financial result	63,504	5,641	1025.8%
Financial income	80,902	30,670	163.8%
Interest on Financial Investments	11,251	3,223	249.1%
Interest on assets	1,198	1,291	-7.2%
Foreign exchange variations on liabilities	13,766	3,486	294.9%
Unwind of present value adjustment	8,603	12,230	-29.7%
Realized results with derivatives	38,596	7,409	420.9%
Unrealized results with derivatives	7,488	3,031	147.0%
Financial expenses	(17,398)	(25,029)	-30.5%
Expenses on Financial Investments	(2,190)	-	n.a.
Bank charges	(227)	(246)	-7.7%
Interest on liabilities	(2,388)	(4,267)	-44.0%
Monetary variations	(666)	(688)	-3.2%
Foreign exchange variations on liabilities	(1,728)	(3,428)	-49.6%
Unwind of present value adjustment	(3,167)	(13,450)	-76.5%
Realized results with derivatives	(657)	(582)	12.9%
Unrealized results with derivatives	(6,375)	(2,368)	169.2%

Equity pick up	(1,747)	(803)	117.6%
Profit (loss) before income and social contribution taxes	66,486	3,525	1786.1%
Income and social contribution taxes	(22,009)	(1,943)	1032.7%
Profit (loss) for the period	44,477	1,582	2711.4%
Outstanding shares at the end of the period	58,226,600	58,422,400
Basic earnings (loss) per share - R$	0.76	0.03	2720.9%

21 | Release 1Q16

Balance Sheet - Asset

Asset (R$ thousand)	09/30/2015	06/30/2015	Change
Current assets
Cash and Cash equivalents	124,334	75,620	64%
Markable securities	154,596	273,258	-43%
Trade accounts receivable	50,762	46,028	10%
Inventories	28,237	32,225	-12%
Biologial assets	6,283	1,624	287%
Recoverable taxes	5,582	5,412	3%
Derivative financial instruments	52,288	13,498	287%
Transactions with related parties	941	856	10%
Other assets	562	316	78%
	423,585	448,837	-6%

Non-current assets
Biological assets	17,966	29,245	-39%
Markable securities	1,527	1,468	4%
Recoverable taxes	27,668	24,602	12%
Diferred taxes	34,248	43,137	-21%
Derivative financial instruments	-	408	-100%
Trade accounts receivable	13,718	22,802	-40%
Investment properties	286,301	288,347	-1%
Transactions with related parties	51,211	39,060	31%
Other assets	6,045	5,811	4%
Investments in unquoted equity instruments	125,748	99,729	26%
Property, plant and euipment	10,514	10,602	-1%
Intagible assets	3,621	3,792	-5%
	578,567	569,003	2%

Total assets	1,002,152	1,017,840	-1.5%

22 | Release 1Q16

Balance Sheet - Liabilities

Liabilities (R$ thousand)	09/30/2015	06/30/2015	Change
Current liabilities
Trade accounts payable	7,463	5,545	35%
Loans and financing	15,057	50,900	-70%
Labor obligations	12,794	11,215	14%
Taxes payable	11,602	23,377	-50%
Dividends payable	40,358	40,358	0%
Derivative financial instruments	8,675	5,655	53%
Accounts payable for acquisitions	20,203	48,840	-59%
Transactions with related parties	610	480	27%
Advances from customers	3,423	8,147	-58%
Other liabilities	6,477	4,504	44%
	126,662	199,021	-36.4%

Non-current liabilities
Loans and financing	51,208	59,179	-13%
Taxes payable	898	1,508	-40%
Derivative financial instruments	-	1,670	-100%
Provision for legal claims	4,723	3,684	28%
Other liabilities	400	672	-40%
	57,229	66,713	-14%
Total liabilities	183,891	265,734	-31%

Equity
Capital	584,224	584,224	0%
Capital reserves	2,349	2,349	0%
Treasury shares	(6,312)	(224)	2718%
Profits reserves	89,156	89,156	0%
Proposed additional dividends	40,333	40,333	0%
Equity variation adjustment	64,034	36,268	77%
Accumulated losses	44,477	-	n.a.
Total equity	818,261	752,106	8.8%

Total liabilities and equity	1,002,152	1,017,840	-1.5%

23 | Release 1Q16

Cash Flow

	1Q16	1Q15
Profit (loss) for the period	44,477	1,582
Adjustments to reconcile net income
Depreciation and amortization	5,993	6,618
Granting of stock options	-	82
Residual value of fixed assets	3	1,022
Patrimonial Equivalence	12	95
Equity Pickup	1,747	803
Gain (loss) unrealized results with derivatives	(1,113)	(663)
Exchange rate, monetary and financial charges unrealized	(19,243)	383
(Gain) on remeasurement of receivables from sale of farms	(5,436)	1,220
Income and social contribution taxes	8,889	1,535
Fair value of biological assets and agricultural products and depletion of harvest	(4,884)	(7,774)
Reversal of impairment of agricultural products after harvest	(770)	1,973
Allowance for doubtful accounts	-	(864)
Onerous contracts	-	(579)
Provisions for lawsuits	1,039	568
	30,714	6,001
Change in operating working capital
Trade accounts receivable	4,446	19,136
Inventories	6,648	(2,290)
Biological Assets	7,173	966
Recoverable Taxes	3,227	(6)
Derivative Transactions	(33,367)	5,049
Other assets	(359)	(195)
Suppliers	1,560	50
Related parties	(330)	(9,856)
Taxes payable	(9,456)	-
Paid income tax and social contribution	(2,929)	(846)
Labor obligations	1,579	(2,601)
Advance from customers	(4,149)	(14,108)
Other obligations	(1,310)	(289)
Net Cash generated by (used in) operating activities	3,447	1,011
CASH FLOW OF INVESTMENT ACTIVITIES
Additions to immobilized and intangible	(501)	(673)
Additions to property for investments	(761)	(10,644)
Redemption of (investment in) marketable securities	121,394	(10,321)
Increase in investments and participations	-	(13,483)
Amount received from the sale of farm	5,505	6,398
Net cash (invested in) operating activities	125,637	(28,723)
CASH FLOW OF FINANCIN G ACTIVITIES
Payment from farm purchase	(27,395)	-
Loans and financing	-	22,098
Interest from Loans and Financing	(4,721)	(4,422)
Payment of loans and financing	(42,166)	(48,153)
Treasury shares	(6,088)	-
Generated (provided) net cash by financing activities	(80,370)	(30,477)
Increase (decrease) in cash and cash equivalents	48,714	(58,189)
Cash and cash equivalents at the beginning of the year	75,620	86,745
Cash and cash equivalents at the end of the year	124,334	28,556
	48,714	(58,189)

24 | Release 1Q16

Weigths and measures used in agriculture

Weights and measures used in agriculture

1 ton	1.000 kg	
1 kg	2,20462 pounds	
1 pound	0,45359 kg	
1 acre	0,40469 hectares	
1 acre	0,1840 bushel	
1 hectare (ha)	2,47105 acres	
1 hectare (ha)	10.000 m²	
1 alqueire	5,4363 acres	

Soybean

1 bushel of soybean	60 pounds	27,2155 kg
1 bag of soybean	60 kg	2,20462 bushels
1 bushel/acre	67,25 kg/ha	
1,00 US$/bushel	2,3621 US$/bag	

Corn

1 corn bushel	56 pounds	25,4012 kg
1 bag of corn	60 kg	2,36210 bushels
1 bushel/acre	62,77 kg/ha	
1,00 US$/bushel	2,3621 US$/bag	

Cotton

1 bale	480 pounds	217,72 kg
1 arroba	14,68 kg	

Sugarcane

ATR - Total Recoverable Sugar

25 | Release 1Q16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2015.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: November 10, 2015.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer